UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41611

Hesai Group

9th Floor, Building L2-B

1588 Zhuguang Road, Qingpu District

Shanghai 201702

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Exhibit Index

99.1	Press Release—Hesai Group Announces Certain Preliminary Fourth Quarter and Full Year 2023 Revenues and Lidar Shipments Figures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hesai Group

	By:	/s/ Yifan Li
	Name:	Yifan Li
	Title:	Chief Executive Officer
Date: January 12, 2024